News Release
(Q3 – 04 – 11)
October 18, 2004

YAMANA GOLD ANNOUNCES FINANCING COMMITMENT FOR THE CHAPADA PROJECT AND UPDATE ON CONSTRUCTION STATUS

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that it has secured a US$100 million debt financing commitment from a private investment fund advised by Amaranth Advisors (Canada) ULC. The facility relates to the funding of Yamana’s Chapada Project in Brazil. The senior secured notes have a six year term and carry an annual interest rate of 10.95%. Principal is repayable in full at maturity.

Drawdown under the facility may occur within 180 days (which may be extended in certain circumstances) and would be for the entire amount on a single drawdown.

At the option of the company, interest may be accrued during the first three years. Under the interest accrual scenario, the interest rate is subject to an additional 150 basis points during the first two years in which the interest is accrued.

As consideration, the company has agreed to pay commitment fees for an aggregate of US$2.2 million and issue a series of warrants to purchase an aggregate of 5.0 million common shares at a 25% premium to the market price. Of these fees, US$650,000 and a warrant to purchase 1.25 million common shares have been paid and issued as a commitment fee. The balance is to be paid and issued before funding.

The covenants under this facility have characteristics comparable to high yield debt.

Drawdown will not occur until a formal construction decision is made, expected in November. Site preparation has started and selection of an EPCM contractor is completed. The formal construction decision will be made once the company confirms arrangements and timing relating to plant construction and purchase of the trucking fleet. The company intends to proceed with a series of fixed price contracts for construction under the oversight of the EPCM contractor. Concurrently, the company also expects to complete the feasibility study for its Sao Francisco heap leach gold project in November, and a construction decision for Chapada will only be made once the overall capital needs of both projects are evaluated. The proceeds from the loan together with available cash will be applied toward those capital requirements. The feasibility study for Chapada contemplates capital of US$164 million before working capital to be incurred in the first year of operations.

Subject to construction beginning late Fall this year, production is expected to commence in early 2007. The mine plan contemplates average annual production of over 130 million lbs Cu and approximately 134,000 oz Au per year for each of the first five years of operation. The feasibility study update prepared by Hatch Associates contemplates a 19 year mine life for total payable copper of about 1.9 billion pounds and recoverable gold of about 1.3 million ounces.

Peter Marrone, Yamana’s Chief Executive Officer, stated “We are glad to have made the decision to move forward with this financing. Chapada is a robust project with an exceptional rate of return that is improved by this debt financing. We are pleased with the result from our process of pursuing two competing debt proposals. While one would have given us a lower floating interest rate, the other offered more flexibility in terms of covenants and management of our business operations. We also noted that the returns under both proposals were comparable and in line with similar project debt. In addition, we have no hedging requirements under this loan.”

Yamana also reports that it has agreed to terms relating to off-take agreements with smelters for up to 150,000 tonnes of copper-gold concentrate from Chapada. Treatment and refining charges will be set according to conventional frame agreements, set on an annual basis, and for a portion of the concentrate as a percentage of the copper price, providing protection over such charges at lower copper prices. This fulfills the Company’s objective of securing a “home” for a large proportion of the copper concentrate production from the Chapada project. These arrangements ensure that in the event that future smelter capacity does not increase to meet copper concentrate production it will not affect Yamana’s ability to sell its concentrate.

The Company also reports that it has entered into an engineering, procurement, and construction management contract with Hatch Associates for the oversight of the Chapada construction. The cost of the contract was US$5.7 million and is less than was included in the Chapada feasibility study capital cost estimate. Hatch is continuing with defining the engineering specifications for the project and developing tender requests for various EPC contracts planned for the processing plant, power plant, tailing dams and other discreet sub-units of construction. The objective of the EPC contracts will be to further reduce construction risks by the inclusion of fixed price constructions costs for those units and the provision of various performance guarantees.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact
Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Charles Main Chief Financial Officer (416) 945-7354 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.